June 29, 2023

Aamira Chaudhry

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	EPWK Holdings Ltd.

Amendment No. 1 to Registration Statement on Form F-1 Filed May 16, 2023

File No. 333-269657

Dear Ms. Chaudhry,

EPWK Holdings Ltd. (the “Company”) submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 14, 2023, relating to the above referenced Registration Statement on Form S-1 (“Registration Statement”). The Company is concurrently submitting an amendment to the Registration Statement (the “Amendment No. 2”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Registration Statement), all page references herein correspond to the page of the Amendment No. 2. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amendment No. 2.

Amendment No. 1 to Registration Statement on Form F-1 Filed May 16, 2023

Prospectus Summary, page 1

1.	Please revise the Our Business section of the Prospectus Summary and in the introductory paragraphs to the Management's Discussion & Analysis (page 77) and Business Overview (page 105), to include your gross revenue and net losses for at least the years ended June 30, 2022 and 2021 and for the six months ended December 31, 2022 and 2021 so that investors can more easily understand your financial position.

Response: We note the Staff’s comment and have added the requested disclosure on summary, pages 77 and 105 of the Amendment No. 2.

Trusted Platform for Buyers and Sellers, page 3

2.	We note your amended disclosure in response to comment 6. With respect to your description of Exhibit 10.11, please include a description of the Wukong Service and include the related fees/pricing. With respect to Exhibit 10.12, please include a description of the payment terms and methods set forth in Article 5.

Response: We note the Staff’s comment and have added the requested disclosure on page 3 of the Amendment No. 2.

Risk Factors, page 28

3.	We note your disclosure that your revenues and costs increased due to high-quality technical services since the year ended 2021. We also note that your cost of revenues increased by 49% primarily due to the cost of such high-quality technical service. Please add a risk factor that discusses any material risks associated with such costs.

Response: We note the Staff’s comment and have added the requested risk factor on page 30 of the Amendment No. 2.

Capitalization, page 70

4.	It appears the changes in the number of shares mentioned in footnote "*" does not correlate with the number of shares disclosed in the line description for each respective class of ordinary shares. Please revise as appropriate or advise. Also, it appears the new shares issued were solely at par value. If true, please state this in the footnote. Also, the line description for each respective class of common stock refers to "pro forma basis as adjusted," but this column description does not exist. Please revise as appropriate.

Response: We note the Staff’s comment and have revised the footnotes on page 70 of the Amendment No. 2.

Management's Discussion and Analysis of Financial Condition and Results of Operations Key Components of Results of Operations

Net Revenues, page 81

5.	On page 82, you state the majority of your revenue is derived from online promotion revenue. However, this statement does not appear to be true for the latest interim period presented. Please revise as appropriate.

Response: We note the Staff’s comment and have added the requested disclosure on page 82 of the Amendment No. 2.

Results of Operations

Research and development expenses, page 84

6.	Please clarify for us the nature of "Entrusted development cost."

Response: We note the Staff’s comment and provide that we planned to upgrade certain platform functions to meet evolving business need. In order to speed up the upgrade and improve efficiency, we used third party professional institutions to assist us to upgrade some platform functions and thus incurred entrusted development cost.

Six-month ended December 31, 2022 Compared to six-month ended December 31, 2021 Operating expenses, page 91

7.	Please discuss more fully the reasons for the decreases in G&A expense and research and development expense, particularly in entrusted development cost.

Response: We note the Staff’s comment and have added the requested disclosure on page 91 of the Amendment No. 2.

Related Party Transactions, page 141

8.	We refer to comment 44 in our letter dated September 9, 2022 and we reissue it. Please revise this disclosure to reflect information that is up to the date of the prospectus. Refer to Item 4.a. of Form F-1 and Item 7.B. of Form 20-F.

Response: We note the Staff’s comment, and have updated the disclosure to reflect information as of June 30, 2022 and December 31, 2022 on page 141 of the Amendment No. 2.

Notes to Financial Statements Note 14. Equity, page F-27

9.	You state as of December 31, 2022 and June 30, 2022 the ordinary shares of the Company consist of only Class A shares. However, from the balance sheet and statement of changes in shareholders' equity at December 31, 2022 it appears ordinary shares consist of both Class A and B. Please revise as appropriate.

Response: We note the Staff’s comment and have revised the requested disclosure on page F-27 of the Amendment No. 2.

Notes to Financial Statements

Summary of Significant Accounting Policies

(y) Recent accounting pronouncements, page F-55

10.	You state on pages F-56 and F-22 you are in the process of evaluating the effect of the adoption of ASU 2016-02. However, on both pages you also state you adopted this ASU on January 1, 2022. Also, it appears from the line for "Right-of-use assets" on the balance sheets presented and disclosures in Note 15 of both the interim and annual periods' notes to financial statements you have adopted the ASU. Please revise to state the effect of the adoption or advise.

Response:  We note the Staff’s comment, and in response hereto, respectfully advise that the Company has revised the narrative in Note 2(y) in the Registration Statement.

Exhibit Index, page II-4

11.	We note your revised fee table in response to comment 8. As requested, please supplementally confirm that the shares constituting the over-allotment option have been included.

Response: We note the Staff’s comment and confirm that the shares constituting the over-allotment option have been included.

12.	We note your revisions in response to comment 11 that the warrants will be validly issued, fully paid and non-assessable. While such language is appropriate for the opinion with respect to the shares underlying the warrants, with respect to warrants counsel must opine that they are binding obligations of the issuer; please revise. Further, the opinion regarding the warrants must be rendered under the law of the jurisdiction governing the warrants which, in this case, is New York, however Exhibit 5.1 is limited to the laws of the Cayman Islands; please revise. Refer to Staff Legal Bulletin No. 19 for additional information.

Response: We note the Staff’s comment and have filed the revised Exhibit 5.1.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:        Fang Liu, Esq.